
14030327

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-050470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/13 (MM/DD/YY) AND ENDING 10/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salman Partners(U.S.A.)Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17th Floor, 1095 West Pender Street
(No. and Street)

Vancouver	BC	V6E 2M6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JULINA WONG 604-622-5280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street	Vancouver	BC	V7Y 1C7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 13 2015
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Statement of Financial Condition
[Expressed in U.S. dollars]

Salman Partners (U.S.A.) Inc.

October 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Salman Partners (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of **Salman Partners (U.S.A.) Inc.** [the "Company"] as of October 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Salman Partners (U.S.A.) Inc.** at October 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants

Vancouver, Canada
December 17, 2014



Salman Partners (U.S.A.) Inc.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at October 31

	2014 $
ASSETS	
Cash	3,147,972
Income taxes receivable	42,024
Other receivables	6,402
	3,196,398
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities *[note 6]*	6,279
Income taxes payable	29,500
Liabilities subordinated to claims of general creditors *[note 4]*	886,918
Total liabilities	922,697
Stockholder's equity	
Common stock *[note 5]*	150,000
Retained earnings	2,447,021
Accumulated other comprehensive loss	(323,320)
Total stockholder's equity	2,273,701
	3,196,398

See accompanying notes





Salman Partners (U.S.A.) Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

October 31, 2014

1. NATURE OF OPERATIONS

Salman Partners (U.S.A.) Inc. [the "Company"] is a broker dealer registered under the Securities Exchange Act of 1934 and was incorporated under the Canadian Business Corporations Act on March 19, 1996.

The Company is a registrant with the Financial Industry Regulatory Authority ["FINRA"] and is a wholly owned subsidiary of Salman Partners Inc., a Canadian-owned investment dealer. Salman Partners Inc. ["SPI"] is a member of the Investment Industry Regulatory Organization of Canada.

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company effects all of its securities transactions through SPI, which acts as the clearing and settlement agent for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies adopted by the Company are as follows:

Securities transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Foreign exchange and functional currency

The Canadian dollar was adopted as the unit of measure of the Company's operations to reflect significant operational exposure to the Canadian dollar. The Company adopted the U.S. dollar as its reporting currency for regulatory purposes. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Gains and losses from currency translations are included in other comprehensive loss.

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the Statement of financial condition, utilizing currently enacted tax laws and rates.

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's Statement of financial condition or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the Statement of financial condition and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns are evaluated to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are incurred.

Fair value measurements

The Company follows guidance under the Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] Topic 820 ["ASC 820"] *Fair Value Measurements and Disclosures,* with regard to financial assets and financial liabilities measured on a recurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access; Level 2 inputs are inputs, other than quoted prices in active markets, that are either directly or indirectly observable; Level 3 inputs are

[Expressed in U.S. dollars]

unobservable inputs for the asset or liability that are supported by little or no market activity and rely on management's assumptions about how the market participants would price the asset or liability.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Accounting pronouncements recently adopted

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities* which amends ASC Topic 210 to add new disclosure requirements regarding the nature of an entity's right of setoff and related arrangements associated with financial instruments and derivatives. The amendments in this ASU will enhance disclosure required under GAAP by requiring improved information about financial instruments and derivative instruments that offset in accordance with existing requirements or are subject to an enforceable master netting arrangement or similar agreement. This guidance does not amend the previous guidance on when it is appropriate to offset. This amended standard became effective and the Company adopted this standard for the current fiscal year ended October 31, 2014. The application of this amendment did not have a material effect on its Statement of financial condition.

In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities which clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ADU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to the financial statement users. This guidance does not amend the previous guidance on when it is appropriate to offset. This amended standard became effective and the Company adopted this standard for the current fiscal year ended October 31, 2014. The application of this amendment did not have a material effect on its Statement of financial condition.

Standards issued but not yet effective

ASU No. 2013-11, Income Taxes

In July 2013, the FASB issues Accounting Standards Update 2013-11 ("ASU 2013-11), Income Taxes. The purpose of this amendment is to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance is effective for fiscal years beginning on or after December 15, 2013, although early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company's Statement of financial condition.

Salman Partners (U.S.A.) Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

October 31, 2014

ASU No. 2013-12, Definition of a Public Business Entity

In December 2013, the FASB issued Accounting Standards Update 2013-12 ("ASU 2013-12). Definition of a public Business Entity. The primary purpose of this update is to amend the Maser Glossary of the FASB Accounting Standards Codification to include the definition of public business entity for future us in U.S. GAAP. There is no actual effective date for the amendment in this update, although the term Public Business Entity will be used in Accounting Standards Updates issued in 2014. This update is not expected to have a material impact on the Company's Statement of financial condition or disclosures.

ASU No. 2014-09, Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update 2014-09 ('ASU2014-09), Revenue from Contracts with Customers (Topic 606). ASU 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. It also provides guidance on accounting for certain contract costs, and requires new disclosures. The guidance is effective for fiscal years beginning on or after December 15, 2016. Early adoption is not permitted. The Company has not yet determined the impact of adopting this standard on its Statement of financial condition.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, due from/to broker dealer, other receivables, accounts payable and accrued liabilities and liabilities subordinated to claims of general creditors. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except as noted below. The fair values of these financial instruments approximate their carrying values, except for liabilities subordinated to claims of general creditors which have a fair value of $865,425.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counter-party to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis and monitors the total value of transactions with counterparties. As at October 31, 2014, all amounts receivable are current and no provisions have been made for any potential uncollectible amounts.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. Client receivables are secured by readily marketable securities and are reviewed daily for impairment in value and collectability. The Company's business requires capital for operating and regulatory purposes and, consequently, the Company maintains large and highly liquid current asset balances. On November 1, 2014 SPI extended the maturity dates of two notes payable to its parent company that would otherwise have matured on November 1, 2014 (note 4). The two notes are now repayable on November 1, 2017.

Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk primarily as a result of its dealing in equity securities which are exchange traded and valued at quoted market prices. The Company mitigates its market risk exposure through controls to limit concentration levels and capital usage within its accounts.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

October 31, 2014

Market risk sensitivity analysis

The Company had no holdings of marketable securities at October 31, 2014, and accordingly had no significant exposure to market risk.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company holds a portion of its assets and incurs certain liabilities in Canadian dollars. Foreign exchange risk therefore arises from the possibility that changes in the price of foreign currencies will result in gains or losses.

Fair value measurements

All of the Company's financial assets which are reported at fair value meet the definition of Level 1 inputs, except for liabilities subordinated to claims of general creditors which are valued based on observable inputs and therefore are considered level 2 instruments.

NOTES TO STATEMENT OF FINANCIAL CONDITION
[Expressed in U.S. dollars]

October 31, 2014

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Debt under subordination agreements consists of the following:

	2014 $
Note payable to parent with interest calculated at 1% per annum, maturing on November 1, 2014 [CAD$200,000]	177,384
Note payable to parent with interest calculated at 1% per annum, maturing on November 1, 2014 [CAD$300,000]	266,075
Note payable to parent with interest calculated at 3% per annum, maturing on April 30, 2016 [CAD$500,000]	443,459
	886,918

Liabilities subordinated to the claims of general creditors represent loans from the Company's parent, SPI. The loans are covered by agreements approved by FINRA, and are available to the Company in computing net capital under the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ["Rule 15c3-1"]. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they are not to be repaid without express written consent by FINRA.

5. COMMON STOCK

	2014 $
Authorized	
Unlimited number of common shares without par value	
Issued and fully paid	
150,000 common shares	150,000

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

October 31, 2014

6. RELATED PARTY TRANSACTIONS

During 2014, the Company maintained the following balances with related parties:

As at October 31, 2014, accounts payable and accrued liabilities of $6,279 were payable to the Company's parent, Salman Partners Inc.

The above referenced transaction has been measured using the exchange amount, which is the amount that has been agreed to by the transacting parties.

7. NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to Rule 15c3-1. The Company follows the primary [aggregate indebtedness] method under Rule 15c3-1 which requires it to maintain a minimum net capital of the greater of $100,000 and one-fifteenth of its aggregate indebtedness. The Company had net capital at October 31, 2014 of $2,930,649, representing an excess of $2,830,649 over the minimum net capital required.